EXCELLON COMPLETES ACQUISITION OF OTIS GOLD

Toronto, Ontario – April 23, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) and Otis Gold Corp. (TSX-V:OOO, OTC:OGLDF, FRA:4OG) (“Otis”) are pleased to announce the successful completion of the previously-announced business combination, pursuant to which Excellon has acquired all of the issued and outstanding common shares of Otis by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Arrangement”). The Arrangement became effective at 12:01 a.m. (Vancouver Time) on April 23, 2020 resulting in Otis becoming a wholly-owned subsidiary of Excellon.

“The world was a very different place when we announced our proposed acquisition of Otis Gold two months ago, intending to increase our precious metals exposure from 50% to over 90%,” stated Brendan Cahill, President and CEO of Excellon. “Gold has significantly outperformed the broader market and has performed its role in times of crisis admirably – preserving wealth and delivering returns in all currencies. We now aim to demonstrate the Kilgore project’s potential to host a larger, multi-million ounce opportunity and build on the project’s already impressive economics as we move towards development.”

Mr. Cahill continued, “We are grateful for the strong support of our shareholders and thank Otis’ board of directors, management and shareholders for their hard work and support of this transaction. In particular, we welcome Craig Lindsay, Roger Norwich and Mike Timmins to the board of Excellon and Alan Roberts to the management team, and I thank our departing board members, Alan McFarland, Oliver Fernandez, Daniella Dimitrov and Jacques McMullen, for their hard work, advice and commitment over the past years.”

Craig Lindsay, President and CEO of Otis stated, “We are very pleased to have closed this transaction and look forward to partnering with Excellon and its technical and management team to advance the development of the Kilgore Project. Just as importantly, I want to thank the many shareholders who have supported the growth and development of Otis over the years. Going forward, I strongly believe that our US assets combined with Excellon’s precious metals portfolio in Mexico and Germany have created a compelling investor opportunity.”

Under the terms of the Arrangement, each former shareholder of Otis is entitled to receive 0.23 of a common share of Excellon (each whole share, an “Excellon Share”) in exchange for each common share of Otis (each whole share, an “Otis Share”) held immediately prior to the effective time of the Arrangement (the “Arrangement Consideration”). Further, under the Arrangement, (i) all of the outstanding options to acquire Otis Shares (the “Otis Options”) prior to the effective time of the Arrangement were exchanged for options to acquire Excellon Shares, as adjusted in accordance with the plan of arrangement, and (ii) holders of warrants to acquire Otis Shares outstanding immediately prior to the effective time of the Arrangement will be entitled to receive, in lieu of Otis Shares, 0.23 of an Excellon Share for each warrant exercised.

To receive the Arrangement Consideration in exchange for their Otis Shares, registered shareholders of Otis must complete, sign, date and return the Letter of Transmittal that was mailed to each registered shareholder of Otis. The Letter of Transmittal is also available (i) from Otis’ depositary, TSX Trust Company, that can be contacted by telephone at: 1-866-600-5869 (North American Toll Free) / 1 416-342-1091 (outside of North America) or by e-mail at: TMXEInvestorServices@tmx.com, or (ii) on SEDAR (www.sedar.com) under Otis’ issuer profile.

With the Arrangement now complete, Excellon intends to cause the Otis Shares to be delisted from the TSX Venture Exchange (expected on or about close of markets on April 24, 2020), and Otis intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.

Further details regarding the Arrangement are set out in the joint management information circular of Excellon and Otis dated March 13, 2020 which is available on SEDAR (www.sedar.com) under the respective issuer profiles of Excellon and Otis.

Update on Consolidation and Proposed NYSE American Listing

The Company remains intent on filing a listing application for the NYSE American, LLC exchange (the “NYSE American”) in Q2 2020, depending on market conditions. The intended listing is expected to create additional investor interest from the United States, Canada and other jurisdictions, improve trading liquidity and investor confidence, and potentially lessen volatility in the price of the Company’s shares.

To achieve the minimum listing threshold of US$2.00, the Company expects to proceed with the share consolidation approved by shareholders on April 17, 2020. The date and ratio for such consolidation will be communicated to shareholders in due course and in connection with the listing application. A higher post-consolidation share price is expected to generate additional interest in Excellon among certain investors and may meet investing criteria for certain institutional investors and investment funds that would otherwise be prevented under their guidelines from investing in Excellon at current prices.

Many North American focused precious metal production and development companies are listed on the NYSE American, and Excellon believes that such U.S.-listed companies generally have greater access to U.S. institutional and retail investors and have better overall trading liquidity compared to Excellon today. Excellon also believes that any potential listing on the NYSE American would increase the visibility of the Company’s strategic position within the U.S. relative to other publicly traded precious metal companies.

Early Warning Reporting

By virtue of its acquisition of all the issued and outstanding Otis Shares under the Arrangement, Excellon is required to file an early warning report pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. A copy of the Early Warning Report will be filed on SEDAR (www.sedar.com) under Otis’ issuer profile.

Further Information:

For further information please contact:

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. Such statements in this press release include, without limitation, statements regarding the benefits of the Arrangement to the shareholders of Excellon and Otis, as the case may be; the future plans and success of Excellon; the timing and ability of Excellon to cause the Otis Shares to be delisted from the TSX Venture Exchange; the timing and ability of Otis to obtain an order that it has ceased to be a reporting issuer and to terminate its public reporting requirements; the Company’s ability to list on the NYSE American and timing expectations in respect thereof; and the potential benefits of listing on the NYSE American. Although the companies believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The companies caution investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company not being able to obtain third-party approvals; variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The companies do not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

The public disclosure filings of Excellon and Otis may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the mineral properties of the Combined Company, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the Excellon Shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the Excellon Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Excellon Shares, nor shall there be any offer or sale of the Excellon Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.